#27

07021690

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Australis Aquaculture Limited

*CURRENT ADDRESS Level 18 Central Park
152-158 St. George's Terrace
Perth, Western Australia 6000

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 1 3 2007
THOMSON FINANCIAL

FILE NO. 82- 35065 FISCAL YEAR 6/30/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT : 3/9/07

AUSTRALIS

ASX RELEASE

September 30, 2005

30 JUNE 2005 STATUTORY ACCOUNTS

Please find attached the 30 June 2005 full financial accounts.

For more information please contact:

Stewart Graham
Managing Director
Australis Aquaculture Limited
(08) 9288 4540
sg@austaqua.com.au
US based producers of Australian Barramundi

Ann M Nahajski
Porter Novelli
(08) 9386 1233
anahajski@wa.porternovelli.com.au

AUSTRALIS

Australis Aquaculture Limited

ABN 65 098 236 938

ANNUAL REPORT 2005


AUSTRALIS
barramundi

AUSTRALIS AQUACULTURE LIMITED

TABLE OF CONTENTS

AUSTRALIS AQUACULTURE LIMITED
CORPORATE DIRECTORY

DIRECTORS

Dr Alistair Cowden	Chairman
Mr Stewart Graham	Managing Director
Mr Joshua Goldman	Executive Director
Mr David O'Sullivan	Non Executive Director

COMPANY SECRETARY
Mr Gabriel Chiappini

ASX CODE AAQ

PRINCIPAL OFFICE
Level 18, Central Park
152 -158 St George's Terrace
Perth WA 6000
Telephone (08) 9288 4540
Facsimile (08) 9288 4400
Email: sg@australis.us
Website: www.australis.us

US FISH PRODUCTION FACILITY
Australis Aquaculture LLC
1 Australia Way
Turners Falls Massachusetts. 01376 USA

REGISTERED OFFICE
Level 18, Central Park
152 - 158 St George's Terrace
Perth WA 6000

SHARE REGISTRY
Computershare Investor Services Pty Ltd
Level 2 45 St George's Terrace,
Perth WA 6000
Telephone (08) 9323-2000
Facsimile (08) 93232033

BANKERS
Bankwest Ltd
108 St George's Terrace
Perth WA 6000

AUDITOR
Ernst & Young
The Ernst & Young Building
11 Mounts Bay Road
PERTH WA 6000

LAWYERS
Blakiston & Crabb
1202 Hay Street
West Perth
WA 6005

AUSTRALIS AQUACULTURE LIMITED
REVIEW OF OPERATIONS

Dear Shareholder,

On behalf of the directors and employees of Australis I am pleased to report on the strong progress made during our first year as a listed company.

Shareholder wealth has increased substantially, with the initial 25 cent share finishing the year at 65 cents -- a 160% increase. Additional funds raised strengthened our balance sheet and will provide capital to expand production and fully develop the Australis brand.

Inaugural sales of $1.6 million (including the creation of self-generating inventory valued at $1.2 million) provide clear evidence of the success of the Australis patented production process. It was just one year ago, in September 2004, that continuous commercial quantities of fingerlings began to enter the plant. It is a testament to the dedication of our staff that major upgrades were completed in accordance with time and budget forecasts.

Despite the usual start-up challenges following our acquisition and upgrading of our newly acquired plant, the company has now seen a planned increase to continuous output. Sales forecasts for the financial year 2006 is now able to be budgeted at 412,000 kgs valued at approximately $4.95 million. The year ahead is anticipated to be one of increasing output to the maximum original plant specification and the completion of the building of further capacity to see production increase to approximately 1,000,000 kilograms of Barramundi valued at $12 million.

As the first to invest in marketing fresh Barramundi in the US, Australis has begun to build strong brand leadership. We have established distribution throughout much of the United States and its 290 million consumers. As a *'Product of Australia'* grown in pristine, salty water, our Barramundi enjoys a special market position. The support of our celebrity chefs confirms the value of our sustainable production process. Potential competitors are unaware of the advantages of growing the fish in such a way and should other Barramundi appear in the market the flavour and texture difference should be obvious to the American market.

The Board of Australis are now focusing on continuous expansion and targeted marketing to build and meet demand with the highest quality products.

Australis Aquaculture Limited

STEWART GRAHAM
Managing Director

The Directors present their report on the accounts for the year ended 30 June 2005.

Directors

The names and details of the Company's Directors in office during the financial year until the date of this report are as follows. Directors were in office for this entire period unless otherwise stated:

Names, qualifications, experience and special responsibilities

Dr Alistair Cowden B Sc.Hons (Edinburgh) PhD (London)
Chairman (Appointed 6 March 2004)

Dr Cowden has had a successful 11 year corporate career in the start-up, restructuring, management, growth and financing of emerging publicly listed mining, exploration and medical technology companies. This follows 13 years as a professional geologist in Australia, Africa, and Europe and in academia. Mr Cowden is responsible for providing the board with strategic guidance and overall management of the board, he is a member of the audit, remuneration and nomination committee.

He has been instrumental in the development of 6 companies, including Archaean Gold NL, which gave sixfold returns to investors within 2 years of listing, Magnetic Minerals Limited which was taken over after 2 years doubling initial investments and Australian Cancer Technology Limited which is developing a novel cancer vaccine.

Dr Cowden is currently Chairman of Vulcan Resources Limited and Rox Resources Limited and has excellent corporate skills and a sound financial background. During the past 3 years Mr Cowden has also served as a director of the following other listed companies:

i. Rox Resources Limited
ii. Vulcan Resources Limited
iii. Australian Cancer Technology Limited (resigned 14 November 2003)
iv. Deep Yellow Limited (resigned 20 August 2004)

Mr Stewart Graham Exec. MBA (UWA), MAICD CD
Managing Director

Mr Graham is a West Australian businessman with a wide variety of experience which includes eight years at the dealing desk and management positions for a number of stockbroking firms in Western Australia. He has assisted in and identified a number of public companies where he took an active part in the capital raising and listing of their securities on the Australian Stock Exchange. Prior to entering into stockbroking he established businesses in Australia and North America which he later sold in 1989. Both are still operating and are significant participants of the handling of stock market related information services. Mr Graham as managing director is responsible for the strategic direction of the company in with the assistance of Mr Joshua Goldman provides support for the sales & marketing and the operations in the USA and is a member of the audit, remuneration and nomination committee.

Mr Joshua N Goldman B.Sc.(Bio-engineering) Amherst USA
US Executive Director (Appointed 11 March 2004)

Mr. Goldman is a key pioneer of commercial indoor recirculating aquaculture in the USA and is known internationally in the Industry. Mr. Goldman brings over 20 years of aquaculture management experience as well as considerable knowledge of seafood marketing. Goldman received one of the first major grants to develop indoor aquaculture and has founded several companies recognized as industry leaders. Mr. Goldman has consulted for public and private entities on four continents and was awarded three patents on water filtration and reuse. He has been featured in over 50 US and international media stories including the New York Times, Business Week, and the Financial Times. Mr Goldman has served on the boards of Mass Ventures, URI's Marine Advisory Board, New England Fisheries Development Association, and the Institute for International Cooperation & Development. Mr Goldman is the only US based director and is focussed on ensuring the aquaculture plant in the US is operating to its optimum capacity, Mr Goldman also has responsibility for expanding the barramundi market in the US and seeking new opportunities in North America and is a member of the audit, remuneration and nomination committee.

Mr David O'Sullivan (Dos) B.Sc. (Melbourne), B.Sc.Hons (Monash), Cpag, MAAAC, MAIAS
Non Executive Director (Appointed 1 July 2004)

Mr O'Sullivan is an aquaculturalist and marine biologist and is recognised as a major commentator on all sectors of the Australian aquaculture industry and is experienced in the farming of Barramundi. He has conducted his own aquaculture consultancy business since 1986. He is also the proprietor of National Aquaculture Training Institute which trains personnel for the aquaculture industry. Mr O'Sullivan is responsible for management of the provision of fingerlings to the US facility and the training of its personnel in the needs of the fish. Mr O'Sullivan brings considerable technical and practical experience to the Company. Mr O'Sullivan in addition to his non-executive director responsibilities provides advice with respect to fingerling acquisitions and quality control and is a member of the audit, remuneration and nomination committee.

Company Secretary

Mr Gabriel Chiappini CA, BBus, GAICD

Mr Chiappini has worked in Chief Financial Officer and Company Secretarial roles in local and international environments and has also held the position of Company Secretary with ASX listed and unlisted companies. He is currently Company Secretary of Clinical Cell Culture Limited and Biron Capital Limited.

Mr Graham Anderson CA, Bcom (resigned 11 March 2005)

Mr Anderson is the principal of an accounting practice and also provides company secretarial services to ASX listed clients.

Nature of Operations and Principal Activities

The principal activity of the consolidated entity during the financial year was the acquisition and development of a fish production facility in the USA and the ongoing operation of the production facility to produce commercial quantities of Barramundi to be sold into the US market.

Employees

The Consolidated entity employed 15 full time employees as at 30 June 2005 (2004: 7 employees).

Significant Changes in the State of Affairs

On 28 July 2004 the company completed the acquisition of the US aquaculture facility at Turners Fall, Massachusetts USA. The plant was upgraded for Barramundi production and is now operational with first significant commercial sales occurring during March 2005.

Likely Developments and Expected Results

The consolidated entity will continue to increase production at its aquaculture facility in the USA.

Dividends

No dividends have been paid during the year and the Directors have not recommended that any dividend be paid.

Corporate Information

Australis Aquaculture Limited is a company limited by shares that is incorporated and domiciled in Australia. The Company has prepared a consolidated financial report incorporating the US based entities that it controls, Australis Aquaculture LLC and Australis Aquaculture Holdings LLC both incorporated in the state of Massachusetts USA.

Operating and Financial Review

Australis Aquaculture Ltd was founded in 2004 with the aim of developing and commercialising an export market for Australian bred Barramundi. Australis has now acquired an aquaculture facility at Turners Fall, Massachusetts USA and since September 2004 has exported commercial quantities of Barramundi fingerlings to its US aquaculture grow out facility.

The company will continue to focus on the production and the sales & marketing of Barramundi in the US market, highlights during the period included;

i. Sales continuing to grow strongly
ii. On track to achieve 412 tonnes of production in FY 2006
iii. Production of $1,234,908 of fish inventory as at 30 June 2005
iv. Acquisition of the USA's largest indoor aquaculture facility, with patented technology
v. Completed major upgrades to the plant within budget whilst commencing large-scale commercial operations
vi. Established five-year exclusive supply agreements with 3 of Australia's largest hatcheries
vii. Launched branded sales program creating strong market demand and sold all fish produced
viii. Initiated expansion to 1,000 tonne per annum on existing site for turnover of $12,000,000 per annum.

Operating Results for the Period

In the 12 month period to 30 June 2005 the Company has invested funds in gearing the aquaculture facility for the production of Barramundi, with first significant commercial sales occurring in March 2005, total sales to 3rd parties totalled $412,511, with unrealised revenues due to the build up in Fish stocks accounted for as Self Generating and Regenerating assets (SGARA) totalling $1,250,754.

The consolidated loss for the year after income tax was $1,485,117 (2004: Loss $726,585).

Investments for future performance

The Company has spent in excess of $750,000 on upgrading the aquaculture plant in preparation of full production which is expected to be at the upper end of the forecast in the IPO prospectus number. Fingerlings are now being stocked at a rate to support production at the upper end of the forecast in the IPO prospectus of 700 tonnes per annum.

The Company has announced that it is planning to increase production to 1,000 tonnes per annum with site works expected to commence in October with a scoping study under way to double production further to 2,000 tonnes per annum.

In addition the Company has identified opportunities to diversify its product offering by growing fish to 1.5kg (current grow out size is 650 grams) with a marketing feasibility initiative to offer fillet Barramundi.

Review of Financial Condition

Capital Structure

During the period 22 million ordinary shares were issued as part of Initial Public Offering (IPO) placement at $0.25 per share to raise $5.5m.

In addition a further 6.1 million ordinary shares were issued as part of a placement at $0.60 per share to raise $3.66m

As part payment for the acquisition of the US aquaculture plant a total of 1,930,781 ordinary shares were issued at an average price of $0.336 per share.

Cash from Operations

Net cash flows used in operations increased from $0.5 million (period to 30 June 2004) to $2.6 million (12 months to 30 June 2005). This reflects the investment made by the company whilst gearing its aquaculture facility in preparation for full production.

Net cash flows used in operations is anticipated to decrease in the first half of 2006 following the increase in the level of sales with a positive cash inflow expected during the 2nd half of FY 2006.

Liquidity and Funding

The Company has sufficient funds to finance its operations and to take advantage of favourable business opportunities or to fund unforeseen expenditure.

Risk Management

The Board is responsible for overseeing the establishment and implementation of an effective risk management system and reviewing and monitoring the Company's application of that system.

Implementation of the risk management system and day-to-day management of risk is the responsibility of the Managing Director, with the assistance of senior management as required. The Managing Director is responsible for reporting directly to the Board on all matters associated with risk management.

Matters Subsequent to the End of Financial Year

Since 30 June 2005, the following significant subsequent events have occurred:

- Announcement to the market on 13 September 2005 stating that sales for August had increased to approximately to $250,000

Other than the above the Directors are not aware of any matter or circumstance that has significantly or may significantly affect the operations of the consolidated entity or the results of those operations, or the state of affairs of the company in subsequent financial years.

Share Options

There were 5,470,000 unlisted options at the date of this report comprising the following:

i. 5,000,000 options exercisable at $0.30 expiring 30 June 2009 issued to Directors
ii. 470,000 options exercisable at $0.40 expiring 30 August 2008, issued to employees under the Australis Aquaculture Ltd Employee Share and Option Plan

Option holders do not have any right, by virtue of the option, to participate in any share issue of the Company. No options were exercised during the period.

Directors' Interests in Shares and Options of the Company

The interests of the Directors in shares at the date of this report are as follows:

	Fully Paid Shares	Options
Dr A Cowden	3,100,000	1,100,000
Mr S Graham	7,900,000	900,000
Mr J Goldman	2,377,983	2,000,000
Mr D O'Sullivan	2,600,000	1,000,000

Meetings of Directors

There were 10 meetings of Directors held during the year ended 30 June 2005 that were attended by all Directors.

Number of audit committee meetings and names of attendees

Name	No. of meetings held	No. of meetings attended
Alistair Cowden	2	2
Stewart Graham	2	1
Joshua Goldman	2	1
David O'Sullivan	2	1

Number of remuneration committee meetings and names of attendees

Name	No. of meetings held	No. of meetings attended
Alistair Cowden	1	1
Stewart Graham	1	1
Joshua Goldman	1	1
David O'Sullivan	1	1

REMUNERATION REPORT

This report outlines the remuneration arrangements in place for directors and executives of Australis Aquaculture Limited (the Company).

Remuneration philosophy

The performance of the Company depends upon the quality of its directors and executives. To prosper, the Company must attract, motivate and retain highly skilled directors and executives.

To this end, the Company embodies the following principles in its remuneration framework:

- Provide competitive rewards to attract high calibre executives
- Link executive rewards to shareholder value
- Significant portion of executive remuneration is dependent upon meting pre-determined performance targets
- Establish appropriate, demanding performance hurdles in relation to variable executive remuneration

Remuneration Committee

The Board of Directors via the Remuneration Committee is responsible for determining and reviewing compensation arrangements for the Managing Director, Executive Director and the executive team. The Board will assess the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality Board and executive team.

Remuneration structure

In accordance with best practice corporate governance, the structure of non-executive director and senior management remuneration is separate and distinct.

Non-executive director remuneration

Objective

The Board seeks to set aggregate remuneration at a level which provides the Company with the ability to attract and retain directors of the highest calibre, whilst incurring a cost which is acceptable to shareholders.

Structure

The constitution and the ASX listing rules specify that the aggregate remuneration of non-executive directors shall be determined from time to time by a general meeting. An amount not exceeding the amount determined is then divided between the directors as agreed. The latest determination was at a General Meeting held by shareholders approving an aggregate remuneration of $150,000 per year.

The amount of aggregate remuneration sought to be approved by shareholders and the manner in which it is apportioned amongst directors is reviewed annually. If required the board will seek advice from external consultants as well as the fees paid to non-executive directors of comparable companies when undertaking the annual review process.

Each non-executive director receives a fee for being a director of the Company and includes attendance at board and committee meetings. Any additional services provided are charged at a daily rate agreed in advance by the Chairman.

Senior manager and executive director remuneration

Objective

The Company aims to reward executives with a level and mix of remuneration commensurate with their position and responsibilities within the Company and so as to:

- reward executives for Company and individual performance against targets set by reference to appropriate benchmarks;
- align the interests of executives with those of shareholders;
- link reward with the strategic goals and performance of the Company; and
- ensure total remuneration is competitive by market standards

Structure

The Remuneration Committee determines the level and make-up of executive remuneration. To assist in achieving the Company's objectives the Remuneration Committee links the nature and amount of officers' emoluments to the Company's financial and operational performance. All executives and senior management are entitled to annual bonuses payable upon the achievement of corporate milestones and participate in the Company's employee share option plan.

Executives and senior management are entitled to receive options at the discretion of the board. These options are not dependent on the performance of the Company or the individual as they are considered to be a long term incentive in order to retain key employees of the Company. The independent directors reviews the annual amounts paid to executive directors and senior management, in determining the level of their remuneration the independent directors take into account the company's performance and achieving the company's corporate milestones. The corporate milestones are reviewed monthly at board meetings, in addition the board meets twice annually to review strategic goals to ensure the corporate milestones set for management are aligned with the company's shareholders goals, that is to increase the company's value.

Fixed Remuneration

Objective

The level of fixed remuneration is set so as to provide a base level of remuneration which is both appropriate to the position and is competitive in the market.

Structure

Fixed remuneration is reviewed annually by the Remuneration Committee and the process consists of a review of company wide and individual performance and relevant comparative remuneration in the market.

Variable Remuneration

Variable remuneration is at the discretion of the board, no variable remuneration was paid during the financial year.

Company Performance

The company's performance is reflected in the movement in the company's earnings per share over time, the data below shows Australis's basic EPS since listing.

	2004	**2005**
Earnings/(cost) Per Share	($0.059)	($0.031)

Employment Contracts

The Managing Director Mr Stewart Graham and the US based Executive Director Mr Joshua Goldman are employed under contract. The current employment contracts for both Mr Graham and Mr Goldman commenced on 2 August 2004 and expire on 2 August 2007.

Under the terms of the contract Mr Graham can resign from his position and terminate his contract by way of written notice stating that the company has breached the contract or non observation or non-performance and the failure of the company to remedy the breach, non-observation or non-performance within 10 business days of the written notice. The company may terminate Mr Graham's contract without providing a reason by giving 6 months written notice or immediately upon the payment by the company to Mr Graham of an amount equal to the Remuneration for 6 months. The company may terminate Mr Graham's contract effective immediate by written notice if Mr Graham becomes bankrupt or insolvent, is found guilty of gross misconduct, refusing or neglecting to comply with any lawful direction or order given to him by the company which Mr Graham after receipt of the written notice has failed to rectify to the reasonable satisfaction of the company within 10 business days. Where termination with cause occurs the Managing Director is only entitled to that potion of remuneration which is outstanding up to the date of termination.

Employment Contracts (Cont'd)

Under the terms of the contract Mr Goldman can resign from his position and terminate his contract by way of written notice stating that the company has breached the contract or non observation or non-performance and the failure of the company to remedy the breach, non-observation or non-performance within 10 business days of the written notice. The company may terminate Mr Goldman's contract without providing a reason by giving 6 months written notice or immediately upon the payment by the company to Mr Goldman of an amount equal to the Remuneration for 6 months. The company may terminate Mr Goldman's contract effective immediate by written notice if Mr Goldman becomes bankrupt or insolvent, is found guilty of gross misconduct, refusing or neglecting to comply with any lawful direction or order given to him by the company which Mr Goldman after receipt of the written notice has failed to rectify to the reasonable satisfaction of the company within 10 business days. Where termination with cause occurs the Executive Director is only entitled to that potion of remuneration which is outstanding up to the date of termination.

Directors' & Officers' remuneration for the 12 month period ended 30 June 2005

	Primary Benefits		Post Employment	Equity	Other	
	Salary & Fees	Other	Superannuation		Bonuses	Total
Directors						
A Cowden	47,092	-	4,238	-	-	51,330
S Graham	185,942	-	16,735	-	-	202,677
J Goldman (i) (ii)	143,080	11,083	-	-	33,251	187,415
D O'Sullivan (iii)	27,942	30,094	2,515	-	-	60,551
Officers						
G Chiappini	-	32,198	-	-	-	32,198
G Anderson (iv)	-	55,583	-	-	-	55,583

(i) As part of Mr Goldman's contract he received a bonus on commencement of employment
(ii) Other Remuneration - Mr Goldman earning consulting fees prior to his full time employment contract being completed, refer to Note 17 (b)
(iii) Other Remuneration - Mr O'Sullivan provides consulting services associated with fingerling acquisitions, refer to Note 17 (b)
(iv) Mr Anderson resigned as Company Secretary on 11 March 2005

Options

No options were issued or vested to directors or officers during the period.

Earnings per share

Earnings per share for the current period was a loss of 3.1 cents compared to a loss of 5.9 cents per share for the previous period. Weighted average number of ordinary shares on issue used in the calculation of basic loss and diluted loss per share is 47,215,557.

Environmental Regulation

The company's operations are subject to significant environmental regulations under USA laws. At the date of this report the company is not aware of any breach of those environmental requirements.

Indemnification and Insurance of Directors and Officers

During the financial year, the company paid a premium to insure the Directors and Officers of the Company.

Corporate Governance

In recognising the need for the highest standards of corporate behaviour and accountability, the directors of Australis Aquaculture Ltd support and have adhered to the principles of corporate governance. The Company's corporate governance statement is contained in the following section of this annual report.

AUDITOR INDEPENDENCE AND NON-AUDIT SERVICES

The directors received the following declaration from the auditor of Australis;

Auditor's Independence Declaration to the Directors of Australis Aquaculture Limited

In relation to our audit of the financial report of Australis Aquaculture Limited for the financial period ended 30 June 2005, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

V W Tidy
Partner
Perth
Date: 30 September 2005

NON-AUDIT SERVICES

The following non-audit services were provided by the entity's auditor, Ernst & Young. The directors are satisfied that the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act. The nature and scope of each type of non-audit service provided means that auditor independence was not compromised.

Ernst & Young received or are due to receive the following amounts for the provision of non-audit services:

General taxation and transfer pricing advice	$10,300

Signed for and on behalf of the Directors in accordance with a resolution of the Board.

STEWART GRAHAM
Managing Director

30 September 2005

STATEMENT

From the date of listing on the Australian Stock Exchange until the end of the 2004/2005 financial year (the "**Reporting Period**") Australis Aquaculture Limited (the "**Company**") has continued to operate in accordance with systems of control and accountability which the Company adopted prior to listing as the basis for the administration of corporate governance. This report sets out the key corporate governance practices of the Company during the Reporting Period, providing disclosure to the extent recommended by the ASX in accordance with its "Principles of Good Corporate Governance and Best Practice Recommendations" (the "**ASX Guidelines**").

Commensurate with the spirit of the ASX Guidelines, the Company has followed each of the 28 Recommendations to the extent the Board considered that their implementation was practicable and likely to genuinely improve the Company's internal processes and accountability to external stakeholders. To the extent that the Company has adopted a practice that differs from the recommendations, disclosure is made of the Company's practice, and how that practice embraces the ASX Principles.

Additional information about the Company's corporate governance practices, including disclosure of the various charters, policies and procedures which form the Company's corporate governance framework, is set out on the company's website at www.australis.us

EXPLANATIONS FOR DEPARTURES FROM BEST PRACTICE RECOMMENDATIONS

As at the end of the Reporting Period, there are few recommendations of the ASX that the Company does not follow. These relate directly to the structure of the Board, and are described more fully as follows:

1. **Principle 2, Recommendation 2.1**

Notification of Departure

Principle 2
Recommendation 2.1: A majority of the Board should be independent directors
Notification of Departure

The Board considers two out of four directors to be independent (Alistair Cowden and David O'Sullivan).

The Board notes that Alistair Cowden and David O'Sullivan satisfy the test of independence as set out in Box 2.1 of the ASX Principles of Good Corporate Governance and Best Practice Recommendations, other than Mr Cowden having shareholding in excess of 5%. This is not considered to impede their ability to act independently on the Board.

Explanation for Departure

Since the Company listed, its Board structure has not changed. The Board was specifically structured in a way which was considered to best serve the interests of shareholders from both a long-term strategic and day-to-day operations perspective. The Board is of the view that two out of four directors is a sufficient level of independent representation to achieve best practice in corporate governance for the immediate future. Furthermore, mechanisms are in place to ensure the integrity of the financial accounts. While the audit function is carried out by the full Board, the two independent directors have direct recourse to the external auditor without the presence of management, should this be considered necessary. The Board will continue to monitor the effectiveness of its structure and will make any changes as are deemed desirable as the Company continues to grow.

Principle 2
Recommendation 2.4: The Board should establish a Nomination Committee

Notification of Departure:

There is no nomination sub-committee.

Explanation for Departure:

The full Board considers those matters that would usually be the responsibility of a nomination committee. The Board considers that no efficiencies or other benefits would be gained by establishing a separate nomination committee. The Board has adopted a Nomination Committee Charter, which it applies when convening as the nomination committee.

Principle 4
Recommendation 4.2: The Board should establish an Audit Committee

Notification of Departure:

A separate audit committee has not been formed.

Explanation for Departure:

The full Board carries out the role of the audit committee. This is considered effective in ensuring the integrity and truthfulness of the accounts. The Board has adopted an Audit Committee Charter, which it applies when convening as the audit committee. The Board convenes as the audit committee separate from regular meetings of the Board.

While two executives (Messrs Graham and Goldman) are Board members, neither is involved in the preparation of the accounts. The Board relies on the functions and capabilities of its external auditors to ensure proper audit of financial statements, and notes that its non-executive directors are available to meet directly with the external auditor without management present should this be required.

Principle 9
Recommendation 9.2: The Board should establish a Remuneration Committee

Notification of Departure:

A separate remuneration committee has not been formed.

Explanation for Departure:

The Board considers that no efficiencies or other benefits would be gained by establishing a separate remuneration committee. However, similarly to its approach to nomination-related matters, the Board has adopted a Remuneration Committee Charter, which it applies when convening as the remuneration committee.

SKILLS, EXPERIENCE, EXPERTISE AND TERM OF OFFICE OF EACH DIRECTOR

A profile of each director containing the applicable information is set out in the Directors' Report.

IDENTIFICATION OF INDEPENDENT DIRECTORS

In considering independence of directors, the Board refers to the criteria for independence as recommended by the ASX. To the extent that it is necessary for the Board to consider issues of materiality, the Board refers to the thresholds for qualitative and quantitative materiality as adopted by the Board and contained in the Statement of Board and Management Functions, which is disclosed in full on the Company's website.

The independent directors of the Company are Dr Alistair Cowden and David O'Sullivan. The Board has not changed its assessment of independence of those directors since the Company's 2004 Corporate Governance Report was published. That assessment is as follows:

Dr Cowden meets all of the criteria of the ASX independence criteria, other than he is a "substantial shareholder" of the Company (approximately 5.5% shareholding) within the definition ascribed by the Corporations Act. The Board considers that Mr Cowden's shareholding is not so substantial as to cause real potential for conflict between the interests of Mr Cowden and the majority of the other shareholders of the Company (and therefore affect Mr Cowden ability to exercise unbiased judgement). To the contrary, the Board (in the absence of Mr Cowden) considers that he demonstrates and consistently makes decisions and takes actions that are in the best interests of the Company and its shareholders, and therefore considers him to be independent.

Mr O'Sullivan has a shareholding (4.58%) below 5% and is therefore no longer a substantial shareholder in the Company. The Board considers that this is not so substantial as to cause potential for conflict between the interests of Mr O'Sullivan and the majority of other shareholders. Mr O'Sullivan also provides some consultancy services to the Company, however in the view of the Board these have not been sufficiently material to date, either from the perspective of Mr O'Sullivan or the Company, to impede Mr O'Sullivan's independent judgement. The Board therefore considers Mr O'Sullivan to be independent.

STATEMENT CONCERNING AVAILABILITY OF INDEPENDENT PROFESSIONAL ADVICE

If a director considers it necessary to obtain independent professional advice to properly discharge the responsibility of his/her office as a director then, provided the director first obtains approval for incurring such expense from the Chairman, the Company will pay the reasonable expenses associated with obtaining such advice.

AUDIT COMMITTEE MEMBERS AND MEETINGS

The full Board meets as the Audit Committee. All directors are financially literate and or possess "financial expertise", the details of which are more fully set out in the Directors' Report.

NUMBER OF AUDIT COMMITTEE MEETINGS AND NAMES OF ATTENDEES

Name	No. of meetings held	No. of meetings attended
Alistair Cowden	2	2
Stewart Graham	2	1
Joshua Goldman	2	1
David O'Sullivan	2	1

CONFIRMATION WHETHER PERFORMANCE EVALUATION OF THE BOARD AND ITS MEMBERS HAVE TAKEN PLACE AND HOW CONDUCTED

During the Reporting Period an evaluation of the Board and its members was carried out.

NOMINATION COMMITTEE

The full Board carries out the role of the nomination committee. The full Board met formally once as the nomination committee, however nomination-related discussions also occurred from time to time during the year as required.

REMUNERATION COMMITTEE

The full Board carries out the role of the remuneration committee. The full Board met formally once as the remuneration committee during the Reporting Period.

REMUNERATION POLICY

Details of remuneration, including the Company's policy on remuneration, are contained in the "Remuneration Report" which forms of part of the Directors' Report.

Given the fledgling nature of the Company's operations and the small number of key executives, a detailed policy which distinguishes between executive and non-executive remuneration has not been warranted to date. All of the directors receive a fixed fee for their services, which fees are set in accordance with a shareholder-approved threshold. Remuneration of executives is set at a level which also takes into account their executive services. Executives are also eligible to receive a bonus, however this is discretionary and not related to the achievement of key performance indicators.

ERNST & YOUNG

■ The Ernst & Young Building
11 Mounts Bay Road
Perth WA 6000
Australia

GPO Box M939
Perth WA 6843

■ Tel 61 8 9429 2222
Fax 61 8 9429 2436

Independent Audit Report to Members of Australis Aquaculture Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Australis Aquaculture Limited (the company) and the consolidated entity, for the year ended 30 June 2005. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report; and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independence

We are independent of the company and the consolidated entity and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. We have given to the directors of the company a written Auditor's Independence Declaration a copy of which is included in the Directors' Report. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Audit opinion

In our opinion the financial report of Australis Aquaculture Limited is in accordance with:

(a) the Corporations Act 2001, including:

 (i) giving a true and fair view of the financial position of Australis Aquaculture Limited and the consolidated entity at 30 June 2005 and of their performance for the year ended on that date; and

 (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

V W Tidy
Partner
Perth
30 September 2005

AUSTRALIS AQUACULTURE LIMITED
DIRECTORS DECLARATION

In accordance with a resolution of the directors of Australis Aquaculture Limited I state that:

1. In the opinion of the directors:

   (a) the financial statements and notes of the company and of the consolidated entity, are in accordance with the Corporations Act 2001, including:

   (i) giving a true and fair view of the company's and the consolidated entity's financial position as at 30 June 2005 and of their performance for the year ended on that date; and

   (ii) complying with Accounting Standards and the Corporations Regulations 2001; and

   (b) there are reasonable grounds to believe that the company and the consolidated entity will be able to pay their debts as and when they become due and payable.

2. This declaration has been made after receiving the declarations required to be made to the directors in accordance with section 295A of the Corporations Act 2001 for the financial period ending 30 June 2005.

This declaration has been made on behalf of the Board.

Dated at Perth
30 September 2005

STEWART GRAHAM
Managing Director

AUSTRALIS AQUACULTURE LIMITED
STATEMENT OF FINANCIAL PERFORMANCE
FOR THE YEAR ENDED 30 JUNE 2005

	Note	CONSOLIDATED		PARENT ENTITY	
		2005	2004	2005	2004
		$	$	$	$
Revenues from ordinary activities	2	1,945,593	2,877	82,017	2,877
Employee benefits expense		(1,033,880)	(118,350)	(203,751)	(102,353)
Depreciation and amortisation expense	3	(141,617)	(44,044)	(890)	-
Diminution expense		-	-	(986,465)	-
Borrowing costs expense	3	(43,032)	-	-	-
Consultants fee		(77,699)	(73,744)	(77,699)	(73,744)
Marketing expenses		(349,385)	(104,985)	(152,819)	(104,985)
Foreign exchange loss	3	-	(170,438)	-	-
Corporate expenses		(308,145)	(64,205)	(270,804)	(64,205)
Occupancy expenses		(82,025)	(64,461)	(21,337)	(31,611)
Inventories, Materials and consumables		(1,127,272)	-	-	-
Office expenses		(267,655)	(31,901)	(115,081)	(31,882)
Other expenses from ordinary activities		-	(57,334)	(4,022)	(54,949)
Loss from ordinary activities before related income tax expense		(1,485,117)	(726,585)	(1,750,850)	(460,852)
Income tax attributable to operating loss	4	-	-	-	-
Net Loss attributable to members of Australis Aquaculture Limited	13	(1,485,117)	(726,585)	(1,750,850)	(460,852)
Share issue costs		(720,674)	(34,440)	(720,674)	(34,440)
Total revenue, expenses and valuation adjustments attributable to members of Australis Aquaculture Limited and recognised directly in equity.		(720,674)	(34,440)	(720,674)	(34,440)
Total changes in equity other than those resulting from transaction with owners attributable to members of Australis Aquaculture Limited		(2,205,791)	(761,025)	(2,471,524)	(495,292)
Basic earnings per share (cents per share)		(3.1)	(5.9)	(3.7)	(3.8)
Diluted earnings per share (cents per share)		(3.1)	(5.9)	(3.7)	(3.8)

The accompanying notes form part of these financial statements.

AUSTRALIS AQUACULTURE LIMITED
STATEMENT OF FINANCIAL POSITION
30 JUNE 2005

	Note	CONSOLIDATED 2005 $	CONSOLIDATED 2004 $	PARENT ENTITY 2005 $	PARENT ENTITY 2004 $
Current Assets					
Cash assets		3,989,770	1,141,625	3,933,277	1,123,211
Receivables	5	210,302	31,792	30,545	31,792
Self-generating and regenerating assets - fish	6	1,234,908	27,727	-	-
Other	7	840	113,312	-	101,276
Total Current Assets		5,435,820	1,314,456	3,963,822	1,256,279
Non Current Assets					
Property, plant and equipment	8	3,840,917	2,990,167	3,121	-
Receivables	9	-	-	4,121,265	614,012
Total Non Current Assets		3,840,917	2,990,167	4,124,386	614,012
Total Assets		9,276,737	4,304,623	8,088,208	1,870,291
Current Liabilities					
Payables	11	387,388	162,893	65,885	162,893
Interest-bearing liabilities	11	77,017	2,755,749	-	57,749
Provisions	11	15,384	6,238	15,384	4,173
Total Current Liabilities		479,789	2,924,880	81,269	224,815
Non-Current Liabilities					
Interest-bearing liabilities	11	790,009	-	-	57,749
Total Liabilities		1,269,798	2,924,880	81,269	282,564
Net Assets		8,006,939	1,379,743	8,006,939	1,645,476
Equity					
Contributed equity	12	10,218,641	2,106,328	10,218,641	2,106,328
Accumulated losses	13	(2,211,702)	(726,585)	(2,211,702)	(460,852)
Total Equity		8,006,939	1,379,743	8,006,939	1,645,476

The accompanying notes form part of these financial statements.

AUSTRALIS AQUACULTURE LIMITED
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 30 JUNE 2005

	CONSOLIDATED		PARENT ENTITY	
	2005 $	2004 $	2005 $	2004 $
Cash flows from operating activities				
Proceeds from customers	249,847	148	-	148
Payments to suppliers and employees	(2,872,221)	(518,680)	(1,798,789)	(429,731)
Interest paid	(43,032)	-	-	-
Interest received	65,554	2,729	65,554	2,729
Other	19,905	-	-	-
Net cash flows used in operating activities	(2,579,945)	(515,803)	(1,733,235)	(426,854)
Cash flows from investing activities				
Purchase of property, plant and equipment	(795,500)	(506,649)	(4,011)	-
Loan to controlled entities	-	-	(2,859,265)	(614,012)
Net cash flows used in investing activities	(795,500)	(506,649)	(2,863,276)	(614,012)
Cash flows from financing activities				
Proceeds from issues of shares	8,060,000	2,140,766	8,060,000	2,140,766
Share issue expenses	(595,674)	(34,440)	(595,674)	(34,440)
Net (repayment)/proceeds from borrowings	(1,240,736)	3,942	(57,749)	3,942
Advances from related party	-	53,807	-	53,807
Net cash flows from financing activities	6,223,590	2,164,075	7,406,577	2,164,075
Net increase in cash held	2,848,145	1,141,623	1,123,211	1,123,209
Cash at beginning of the year	1,141,625	2	2,810,066	2
Cash at end of the year	3,989,770	1,141,625	3,933,277	1,123,211

RECONCILIATION OF OPERATING LOSS AFTER INCOME TAX TO NET CASH OUTFLOW FROM OPERATING ACTIVITIES

Operating (loss) after tax	(1,485,117)	(726,585)	(1,750,850)	(460,852)
Depreciation	141,617	44,044	890	-
Employee entitlements	9,147	6,238	11,212	4,173
Foreign exchange loss/(gain)	(196,868)	170,438	-	-
Changes in assets and liabilities				
Receivables	(178,510)	(31,792)	1,245	(31,792)
Self Generating and regenerating assets	(1,207,181)	(27,727)	-	-
Other	112,472	(113,312)	101,276	(101,276)
Trade and other creditors	224,495	162,893	(97,008)	162,893
	(2,579,945)	(515,803)	(1,733,235)	(426,854)

The accompanying notes form part of these financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant policies which have been adopted in the preparation of this financial report are:

(a) Basis of preparation

This financial report is a general purpose financial report which has been prepared on an accruals basis in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001. The financial statements have also been prepared in accordance with the historical cost convention, except for fish stocks (which are self-generating and regenerating assets) measured at net market value.

(b) Taxes

Income Tax

Income tax has been brought to account using the liability method of tax effect accounting whereby income tax expense for the period is calculated on the accounting profit/loss after adjusting for items which, as a result of their treatment under income tax legislation, create permanent differences between the profit/loss and the taxable income/loss. The tax effect of timing differences which arises from the recognition in the accounts of items of revenue and expenses in periods different from those in which they are assessable or allowable for income tax purposes, are represented in the statement of financial position as future income tax benefits or provision for deferred income tax, as the case may be at current tax rates. A future income tax benefit attributable to timing differences is only carried forward as an asset where realisation of the benefit can be regarded as being assured beyond reasonable doubt. A future income tax benefit relating to tax losses is only carried forward as an asset where realisation of the benefit can be regarded as virtually certain.

Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST except:

- where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
- receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Statement of Financial Position.

Cash flows are included in the Statement of Cash Flows on a gross basis and the GST component of cashflows arising from investing and financing activities, which is recoverable from or payable to the taxation authority are classified as operating cashflows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(c) Recoverable Amount

Non-current assets measured using the cost basis are not carried at an amount above their recoverable amount, and where carrying values exceed this recoverable amount assets are written down. In determining recoverable amount, the expected net cash flows have not been discounted.

(d) Revenue Recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised: -

Interest

Control of a right to receive the interest payment.

Sale of Goods

Control of the goods has passed to the buyer.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(e) Cash and Cash Equivalents

Cash on hand and in banks and short-term deposits are stated at nominal value.

For the purposes of the Statement of Cash Flows, cash includes cash on hand and in banks, and money market investments readily convertible to cash within 2 working days, net of outstanding bank overdrafts.

Bank overdrafts are carried at the principal amount. Interest is charged as an expense as it accrues.

(f) Trade and Other Payables

Liabilities for trade creditors and other amounts are carried at cost which is the fair value of the consideration to be paid on future goods and services received, whether or not billed to the entity.

(g) Contributed Equity

Ordinary share capital is recognised at the fair value of the consideration received by the company.

Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

(h) Trade and other receivables

Trade receivables are recognised and carried at original invoice amount less any provision for doubtful debts. A provision for doubtful debts is recognised when collection of the full amount is no longer probable. Bad debts are written off as incurred.

(i) Property, plant and equipment

Cost

Property, Plant and Equipment are measured at cost.

Depreciation

Depreciation is provided on a straight- line basis on all property, plant and equipment, other than freehold land.

Major depreciation periods are:	**2005**
Buildings:	15 years
Plant and equipment:	5 to 15 years

Management has revised the estimated useful life of the building from 10 years to 15 years. This has resulted in an annualised reduction of $67,599 in the depreciation charge.

(j) Interest bearing liabilities

All loans are measured at the principal amount. Interest is charged as an expense as it accrues.

(k) Foreign Currency

Translation of foreign currency transactions

Transactions in foreign currencies of entities within the entity are converted to local currency at the rate of exchange at the date of the transaction.

Foreign currency monetary items that are outstanding at the end of the financial year are translated using the spot rate at the end of the financial year. Any exchange differences are taken to the Statement of Financial Performance

Translation of foreign operations

All overseas operations are treated as integrated operations. The financial reports of overseas operations are translated using the temporal method and any exchange differences are taken to the statement of financial performance.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(m) Principles of consolidation

The consolidated financial statements are those of the consolidated entity, comprising Australis Aquaculture Limited (the parent company) and all entities that Australis Aquaculture Limited controlled from time to time during the year and at reporting date.

Information from the financial statements of subsidiaries is included from the date the parent company obtains control until such time as control ceases. Where there is loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting period during which the parent company has control.

Subsidiary acquisitions are accounted for using the purchase method of accounting.

The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies that may exist.

All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered.

(n) Self Generating and Regenerating assets

Fish stocks are measured at their estimated net market value at each reporting date. The estimated net market value is determined as the net present value of cash flows expected to be generated by the sale of fish (discounted at a risk adjusted interest rate).

Net increments or decrements in the estimated market value of fish stocks are recognised as revenues or expenses in the net profit or loss, determined as:

(i) the difference between the total net market value of fish stocks recognised at the beginning of the financial year and the total net market value of the fish stocks recognised as at the reporting date; less

(ii) costs incurred during the financial year to acquire fish stocks.

Costs incurred in maintaining or growing fish are recognised as expenses when incurred.

(n) Employee benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave, sick leave and long service leave.

Liabilities arising in respect of wages and salaries, annual leave, sick leave and any other employee benefits expected to be settled within twelve months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. All other employee benefit liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cash outflows, the market yield as at the reporting date on national government bonds, which have terms to maturity approximating the terms of the related liability, are used.

Employee benefit expenses and revenues arising in respect of the following categories:

- Wages and salaries, non-monetary benefits, annual leave, long service leave, sick leave and other leave benefits; and
- Other types of employee benefits

are recognised against profits on a net basis in their respective categories.

The Company does not have a superannuation scheme and the value of share options issued to Directors and employees have not been recognised as an employee benefit expense.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(o) Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

Finance leases
Leases which effectively transfer substantially all of the risks and benefits incidental to ownership of the leased item to the group are capitalised at the present value of the minimum lease payments and disclosed as property, plant and equipment under lease. A lease liability of equal value is also recognised.

Capitalised lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term. Minimum lease payments are allocated between interest expense and reduction of the lease liability with the interest expense calculated using the interest rate implicit in the lease and recognised directly in net profit.

The cost of improvements to or on leasehold property is capitalised, disclosed as leasehold improvements, and amortised over the unexpired period of the lease or the estimated useful lives of the improvements, whichever is the shorter.

(p) Provisions

Provisions are recognised when the economic entity has a legal, equitable or constructive obligation to make a future sacrifice of economic benefits to other entities as a result of past transactions or other past events, it is probable that a future sacrifice of economic benefits will be required and a reliable estimate can be made of the amount of the obligation.

A provision for dividends is not recognised as a liability unless the dividends are declared, determined or publicly recommended on or before the reporting date.

(q) Earnings per share

Basic EPS is calculated as net profit attributable to members, adjusted to exclude costs of servicing equity (other than dividends) and preference share dividends, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS is calculated as net profit attributable to members, adjusted for:

- costs of servicing equity (other than dividends) and preference share dividends;
- the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
- other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares;

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

(o) Comparatives

Comparatives are for the year ended 30 June 2004.

	CONSOLIDATED		PARENT ENTITY	
	2005	2004	2005	2004
	$	$	$	$
NOTE 2. REVENUE FROM ORDINARY ACTIVITIES				
Revenue from Operating Activities				
Sales	412,511	-	-	-
Net increase in market values of fish stocks	1,250,754	-	-	-
Interest received	65,554	2,729	65,554	2,729
Other income	19,906	148	-	148
Foreign Exchange Gain	196,868	-	16,463	-
Total Revenue from ordinary activities	1,945,593	2,877	82,017	2,877

NOTE 3. OPERATING LOSS

(a) Operating loss from ordinary activities before income tax has been arrived at after charging/(crediting) the following items:

Provision for employee entitlements	9,147	6,238	9,147	4,173
Depreciation of Building	136,164	43,532	-	-
Depreciation of Plant & Equipment	5,453	512	890	-
Provision for diminution in Intercompany loans	-	-	986,465	-
Interest expense	43,032	-	-	-
Cost of sales	266,234	-	-	-
Foreign Exchange loss	-	170,438	-	-
Operating lease rental	17,349	6,238	-	4,173

NOTE 4. INCOME TAX

The prima facie tax, using tax rates applicable in the country of operation, on operating (loss) differs from the income tax provided in the financial statements as follows:

Prima facie tax benefit on the operating loss	(445,535)	(217,976)	(525,255)	(138,256)
Tax effect of permanent differences				
Provision for diminution	-	-	295,939	-
Other items	(100,540)	8,348	(48,179)	8,348
Income tax benefit not brought to account	546,076	209,628	277,495	129,908
Income tax expense	-	-	-	-
Deferred tax assets and liabilities				
Provision for deferred income tax - current	(2,744)	-	(3,363)	-
Future income tax benefit on timing differences	2,744	-	3,363	-
Total	-	-	-	-
Future income tax benefit – not taken into account	9,170	-	8,547	-
Income tax losses				
Future income tax benefit arising from tax losses of a controlled entity not recognised at reporting date as realisation of the benefit is not regarded as virtually certain	653,264	209,628	328,164	129,908

	CONSOLIDATED		PARENT ENTITY	
	2005	2004	2005	2004
	$	$	$	$

NOTE 4. INCOME TAX (Cont'd)

This future income tax benefit will only be obtained if:

(a) the company derives future assessable income of a nature and an amount sufficient to enable the benefit from the deductions for the losses to be realised;

(b) the company continues to comply with the conditions for deductibility imposed by tax legislation; and

(c) no changes in tax legislation adversely affect the ability of the company to realise these benefits.

NOTE 5. RECEIVABLES (Current)

Trade Debtors	96,643	-	-	-
Security bond	89,114	6,000	6,000	6,000
GST receivable	24,545	25,792	24,545	25,792
	210,302	31,792	30,545	31,792

The security bond is non-interest bearing and has a maturity date of 12 months. GST receivable is non-interest bearing and generally received within 30 to 90 days.

NOTE 6. FISH INVENTORIES

Fish stocks at estimated net market value	1,234,908	27,727	-	-

The Company had 580,624 Barramundi Fish in the US plant varying in size from 1 to 625 grams as at 30 June 2005.

In determining the estimated net market values the directors have taken into account the current market value of the fish, the costs of acquiring and growing fish and the insurance values. The directors have also allowed for selling and point of sale costs and have taken into account assumptions relating to the growth cycle for Barramundi which does not exceed 9 months.

	CONSOLIDATED		PARENT ENTITY	
	2005	2004	2005	2004
	$	$	$	$

NOTE 7. OTHER

Prepayments	840	113,312	-	101,276

NOTE 8. PROPERTY, PLANT AND EQUIPMENT

Land at cost	989,229	933,333	-	-
Buildings at cost	2,205,771	2,070,324	-	-
Accumulated depreciation	(179,696)	(43,532)	-	-
	2,026,075	2,026,792	-	-
Capital Works in progress	632,794	-	-	-
Plant and equipment at cost	198,784	30,554	4,011	-
Accumulated depreciation	(5,965)	(512)	(890)	-
	192,819	30,042	3,121	-
	3,840,917	2,990,167	3,121	-
Movement during the year				
Land at cost				
Carrying amount at beginning of year	933,333	-	-	-
Additions	-	933,333	-	-
Movement caused by foreign exchange	55,896	-	-	-
Carrying amount at end of year	989,229	933,333	-	-
Buildings at cost				
Carrying amount at beginning of year	2,026,792	-	-	-
Additions	-	2,070,324	-	-
Movement caused by foreign exchange	135,447	-	-	-
Depreciation	(136,164)	(43,532)	-	-
Carrying amount at end of year	2,026,075	2,026,792		
Capital works in progress at cost				
Carrying amount at beginning of year	-	-	-	-
Additions	632,794	-	-	-
Carrying amount at end of year	632,794	-	-	-
Plant and equipment at cost				
Carrying amount at beginning of year	30,042	-		
Additions	168,230	30,554	4,011	-
Depreciation	(5,453)	(512)	(890)	-
Carrying amount at end of year	192,819	30,042	3,121	-

The assets have been acquired during the previous 15 months and therefore directors believe that the carrying amounts reflect the amounts for which the assets could be exchanged between a knowledgeable willing buyer and a knowledgeable willing seller in an arm's length transaction and therefore reflect their fair values

Please refer to note 11 for details relating to secured mortgage held by a bank over the freehold land and buildings noted above.

	CONSOLIDATED		PARENT ENTITY	
	2005 $	2004 $	2005 $	2004 $
NOTE 9. RECEIVABLES (Non Current)				
Loan to controlled entities	-	-	5,107,730	614,012
Provision for diminution	-	-	(986,465)	
	-	-	4,121,265	614,012

The loan to controlled entities is interest free with no specified repayment terms.

NOTE 10. INTERESTS IN SUBSIDIARIES

The parent entity has two wholly owned subsidiary companies being Australis Aquaculture LLC and Australis Aquaculture Holdings LLC. These companies are incorporated in the United States of America.

	Country of Incorporation	Percentage Owned 2005 %	Percentage Owned 2004 %	Investment 2005 $	Investment 2004 $
Australis Aquaculture LLC	USA	100%	100%	-	-
Australis Aquaculture Holdings LLC	USA	100%	100%	-	-

Australis Aquaculture Ltd is the ultimate Australian parent entity in the wholly owned group.

NOTE 11. PAYABLES

	CONSOLIDATED 2005 $	CONSOLIDATED 2004 $	PARENT ENTITY 2005 $	PARENT ENTITY 2004 $
CURRENT LIABILITIES				
(a) PAYABLES	311,334	128,344	43,298	128,344
Trade creditors	76,054	34,549	22,587	34,549
Accruals	387,388	162,893	65,885	162,893
(b) INTEREST BEARING LIABILITIES				
Lease Liabilities (i)	43,581	-	-	-
Borrowings (ii)	33,436	2,755,749	-	57,749
	77,017	2,755,749	-	57,749
(c) PROVISIONS				
Employees Entitlements	15,384	6,238	15,384	4,173
TOTAL CURRENT LIABILITIES	479,789	2,924,880	81,269	224,815
NON-CURRENT LIABILITIES				
(a) INTEREST BEARING LIABILITIES				
Lease Liabilities (i)	42,406	-	-	-
Borrowings (ii)	747,603	-	-	-
TOTAL NON CURRENT LIABILITIES	790,009	-	-	-

(i) The lease liability has 23 months remaining before maturity, payments are made monthly and interest is charged at a rate of 12%, please refer to note 23 for details on expenditure commitments associated with this finance lease.

(ii)The bank loan has a 15 year term, however can be repaid in full from 28 July 2009, interest rate is charged at the prime rate plus 1%, the company is presently paying 7.25%, the interest rate is capped at 7.25%. The loan is secured against the property owned by the company (referred to in Note 8) where the Aquaculture Barramundi facility is located, Turners Falls, Massachusetts, USA.

Trade Creditors are generally paid with 30 days and do not attract any interest.

NOTE 12. CONTRIBUTED EQUITY

Movement in shares on issue	Consolidated/ Parent 30/06/05 Number	Consolidated/ Parent 30/06/05 $	Consolidated/ Parent 30/06/04 Number	Consolidated/ Parent 30/06/04 $
Balance at beginning of period ordinary fully paid shares	24,006,333	2,106,328	7,500,000	2
Movements during the year: -				
Shares held on trust and issued on Initial Public offering in August 2004	-	(1,100,000)	-	-
Initial Public Offering @ $0.25	22,000,000	5,500,000	-	-
Issue of shares for Part Payment to Vendors of Aquaculture plant @ $0.25	1,304,461	326,115	-	-
Issue of shares to Sponsoring Stockbroker in lieu of services @ $0.25	500,000	125,000	-	-
Issue of shares for Part Payment to Vendors of Aquaculture plant @ $0.393	410,000	161,038	-	-
Fund raising Issue of Shares @ $0.60	6,100,000	3,660,000	-	-
Issue of shares for Final Payment to Vendors of Aquaculture plant @ $0.743	216,320	160,834	-	-
Private Placement	-	-	16,506,333	1,140,766
Subscription proceeds received as shares to be issued on Initial Public Offering	-	-	-	1,100,000
Less capital raising expenses	-	(720,674)	-	(34,440)
Balance at end of year	54,537,114	10,218,641	24,006,333	2,106,328

Options on Issue

There were 5,470,000 unlisted options at the date of this report comprising the following:

5,000,000 options exercisable at $0.30 expiring 30 June 2009 were granted to Directors on 30 June 2004. These options vested on date of issue however are escrowed for 2 years from date of issue.

470,000 options exercisable at $0.40 expiring 30 August 2008, issued to employees under the Australis Aquaculture Ltd Employee Share and Option Plan.

NOTE 13. ACCUMULATED LOSSES

	CONSOLIDATED 2005 $	CONSOLIDATED 2004 $	PARENT ENTITY 2005 $	PARENT ENTITY 2004 $
Balance at beginning of period	(726,585)	-	(460,852)	-
Net loss attributable to members of the parent entity	(1,485,117)	(726,585)	(1,750,850)	(460,852)
Balance at end of period	(2,211,702)	(726,585)	(2,211,702)	(460,852)

NOTE 14. EARNINGS PER SHARE

	2005 No	2004 No
Weighted average number of ordinary shares outstanding during the year used in the calculation of basic and diluted earnings per share	47,215,557	12,281,900

Potential ordinary shares on issue are not considered to be dilutive.

NOTE 15. FINANCIAL INSTRUMENTS

(a) Credit Risk Exposure

The credit risk on financial assets of the company which have been recognised on the balance sheet is generally the carrying amount, net of any provisions for doubtful debts.

(b) Interest Rate Risk Exposure

The consolidated entity's exposure to interest rate risk and the effective weighted average interest rate for each class of financial assets and financial liabilities is set out below.

2005 Consolidated	Note	Floating interest rate	Fixed interest maturing in: 1 year or less	over 1 to 5 years	more than 5 years	Non-interest bearing	Total
Financial assets		$	$	$	$	$	$
Cash assets		3,989,770	-	-	-	-	3,989,770
Receivables		-	-	-	-	210,302	210,302
		3,989,770	-	-	-	210,302	4,200,072
Weighted average interest rate		5.25%					
Financial Liabilities							
Payables		-	-	-	-	387,388	387,388
Interest bearing liabilities		781,040	43,581	42,406	-	-	867,027
		781,040	43,581	42,406	-	387,388	1,254,415
Weighted average interest rate		7.25%	12. 00%	12.00%	-	-	
Net financial assets (liabilities)		3,208,730	(43,581)	(42,406)	-	(177,086)	2,945,657

2004 Consolidated	Note	Floating interest rate	Fixed interest maturing in: 1 year or less	over 1 to 5 years	more than 5 years	Non-interest bearing	Total
Financial assets		$	$	$	$	$	$
Cash assets		1,141,625	-	-	-	-	1,141,625
Receivables		-	-	-	-	31,792	31,792
		1,141,625	-	-	-	31,792	1,173,417
Weighted average interest rate		3.00%					
Financial Liabilities							
Payables		-	-	-	-	162,983	162,983
Interest bearing liabilities		3,942	-	-	-	2,751,807	3,942
		3,942	-	-	-	2,914,700	2,918,642
Weighted average interest rate		16.5%	-	-	-	-	
Net financial assets (liabilities)		1,137,683	-	-	-	(2,882,908)	(1,745,225)

(c) Net Fair Value of Financial Assets and Liabilities

The net fair value of the financial assets and liabilities are the same as their carrying amount.

	2005 $	2004 $	2005 $	2004 $
NOTE 16. AUDITORS REMUNERATION				
Amounts received or due and receivable				
- auditing or reviewing the financial report	60,000	10,000	15,000	10,000
- other services	10,300	10,000	10,300	10,000
	70,300	20,000	25,300	20,000

NOTE 17. DIRECTOR & EXECUTIVE DISCLOSURES

(a) Details of Specified Directors and Specified Executives

(i) Specified Directors

Alistair Cowden	Chairman
Stewart Graham	Managing Director
Joshua Goldman	Executive Director
David O'Sullivan	Director (non-executive) (appointed 1 July 2004)

(ii) Specified Executives

Gabriel Chiappini	Company Secretary (appointed 11 March 2005)
Graham Anderson	Company Secretary (resigned 11 March 2005)

(b) Remuneration of Specified Directors and Specified Executives

(i) Remuneration Policy

The Remuneration Committee of the Board of Directors of Australis Aquaculture Limited is responsible for determining and reviewing compensation arrangements for the directors, the chief executive officer and the executive team. The Remuneration Committee assesses the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality board and executive team. Such officers are given the opportunity to receive their base emolument in a variety of forms including cash and fringe benefits such as motor vehicles and expense payment plans. It is intended that the manner of payment chosen will be optimal for the recipient without creating undue cost for the company.

To assist in achieving these objectives, the Remuneration Committee links the nature and amount of executive directors' and officers' emoluments to the company's financial and operational performance. All directors and executives have the opportunity to qualify for participation in the Employee Share Incentive Plan which currently provides incentives where specified criteria are met including criteria relating to profitability, cash flow, share price growth and environmental performance.

The current employment agreement with the Managing Director and Executive Director has a six month notice period. For further details on the contracts of the Managing Director and the Executive Director please refer to pages 9 & 10 of the directors' remuneration report contained within the directors' report.

	Primary			Post Employment		Equity	Other	Total
	Salary & Fees	Other	Non Monetary Benefits	Super-annuation	Retirement benefits	Options Amortised Cost	Bonuses	
	$	$	$	$	$	$	$	$
Specified Directors								
Alistair Cowden								
2005	47,092	-	-	4,238	-	-	-	51,330
2004	-	-	-	-	-	26,180	-	26,180
Stewart Graham								
2005	185,942	-	-	16,735	-	-	-	202,677
2004	93,038	-	-	8,370	-	21,420	-	122,828
Joshua Goldman								
2005 (i)	143,080	11,083	-	-	-	-	33,251	187,415
2004	57,997	-	-	-	-	47,600	-	105,597
David O'Sullivan								
2005 (ii)	27,942	30,094	-	2,515	-	-	-	60,551
2004	18,106	-	-	-	-	23,800	-	41,906
Total								
2005	356,964	41,178	-	19,250	-	-	33,251	450,642
2004	169,141	-	-	8,370	-	119,000	-	296,511

NOTE 17. DIRECTOR & EXECUTIVE DISCLOSURES (Continued)

(c) Remuneration of Specified Directors and Specified Executives

Specified Executives								
Gabriel Chiappini								
2005 (iii)	-	32,198	-	-	-	-	-	32,198
2004	-	-	-	-	-	-	-	-
Graham Anderson								
2005 (iii)	-	55,583	-	-	-	-	-	55,583
2004	-	870	-	-	-	-	-	870
Total								
2005	-	87,781	-	-	-	-	-	87,781
2004	-	870	-	-	-	-	-	870

(i) Other income represents consulting services provided under normal terms and conditions
(ii) Other income represents consulting services provided under normal terms and conditions
(iii) Other income represents company secretarial services provided under normal terms and conditions

(c) Shareholdings of Specified Directors and Specified Executives

	Held at 1 July 2004	Purchases	Received on exercise of options	Sales	Held at 30 June 2005
FULLY PAID ORDINARY SHARES					
Specified Directors					
Alistair Cowden	3,100,000	-	-	-	3,100,000
Stewart Graham	7,900,000	-	-	-	7,900,000
Joshua Goldman	2,377,983	-	-	-	2,377,983
David O'Sullivan	2,600,000	-	-	-	2,600,000
Specified Executives					
Gabriel Chiappini	-	-	-	-	-
Total	15,977,983	-	-	-	15,977,983

(d) Option holdings of Specified Directors and Specified Executives

	Held at 1 July 2004	Granted	Options exercised	Net change other	Held at 30 June 2005	Vested at 30 June 2005 not exercisable
UNLISTED OPTIONS						
Specified Directors						
Alistair Cowden (i)	1,100,000	-	-	-	1,100,000	1,100,000
Stewart Graham (i)	900,000	-	-	-	900,000	900,000
Joshua Goldman (i)	2,000,000	-	-	-	2,000,000	2,000,000
David O'Sullivan (i)	1,000,000	-	-	-	1,000,000	1,000,000
Specified Executives						
Gabriel Chiappini	-	-	-	-	-	-
Total	5,000,000	-	-	-	5,000,000	5,000,000

NOTE 18. RELATED PARTY DISCLOSURES

(a) Wholly owned group transactions

Loans from Australis Aquaculture Limited to wholly owned subsidiaries, with no fixed date for repayment. These loans are unsecured and interest free.

(b) Transactions with director related entities

During the period fees of $30,094 (2004:$0) were paid under normal terms and conditions to Dosaqua Pty Ltd, aquaculture consultants, of which Mr D O'Sullivan is a director and shareholder.

During the period consulting fees of $11,083 (2004:$0) were paid under normal terms and conditions to Aquatic Advisors, of which Mr J Goldman is a director and shareholder.

NOTE 19. STATEMENT OF CASH FLOWS

(a) Reconciliation of Cash

	CONSOLIDATED		PARENT ENTITY	
	2005 $	2004 $	2005 $	2004 $
Cash Balance comprises:				
Cash assets	3,989,770	1,141,625	3,933,277	1,123,211

(b) Non cash financing and investing activities

	CONSOLIDATED		PARENT ENTITY	
	2005 $	2004 $	2005 $	2004 $
Acquisition of property, plant and equipment by means of the issue of fully paid ordinary shares (refer to note 11)	647,987	-	-	-
Payment of Placement fee by means of the issue of fully paid ordinary shares (refer to note 11)	125,000	-	125,000	-

NOTE 20. SUBSEQUENT EVENTS

Since 30 June 2005, the following significant subsequent events have occurred:

- Announcement to the market on 13 September 2005 stating that sales for August had increased to approximately to $250,000

Other than the above the Directors are not aware of any matter or circumstance that has significantly or may significantly affect the operations of the consolidated entity or the results of those operations, or the state of affairs of the company in subsequent financial years.

NOTE 21. IMPACT OF ADOPTING AASB EQUIVALENTS TO IASB STANDARDS

The Company is in the process of transitioning its accounting policies and financial reporting from current Australian Accounting Standards (AGAAP) to Australian equivalents of International Financial Reporting Standards (AIFRS) which will be applicable for the financial year ended 30 June 2006. Priority has been given to the preparation of an opening balance sheet in accordance with AIFRS at 1 July 2004 being the company's transition date to AIFRS. This will form the basis of accounting for AIFRS in the future, and is required when the Company prepares its first fully AIFRS compliant financial report for the year ended 30 June 2006.

Set out below are the key areas where accounting policies are expected to change on adoption of AIFRS. So far the company has been unable to definitely quantify the full impact of adopting AIFRS or complete the opening balance sheet in accordance with AIFRS as at 1 July 2004.

The actual effects of the transition to AIFRS may differ from the areas disclosed due to (a) ongoing work being undertaken by the Company, (b) potential amendments to AIFRS's and Interpretations thereof being issued by the standard-setters and IFRIC, and (c) emerging and accepted practice in the interpretation and application of AIFRS and UIG Interpretations.

- *Business combinations* – the company has chosen to utilise the exemption under AASB 1 "Australian Adoption of International Financial Reporting Standards" relating to past business combinations. Accordingly the carrying amount under AGAAP of assets acquired and liabilities assumed in prior business combinations shall be their deemed costs under AIFRS at the date of acquisition;

- *Income Tax* – Currently, the consolidated entity adopts the liability method of tax-effect accounting whereby the income tax expense is based on the accounting profit adjusted for any permanent differences. Timing differences are currently brought to account as either a provision for deferred income tax or future income tax benefit. Under AASB 112: Income Taxes, the entity will be required to adopt a balance sheet approach under which deferred tax balances are recognised when there is a difference between the carrying value of the asset or liability and its tax base.

  Under AASB 112 "Income Tax" requires deferred tax assets (including carry forward tax losses) to be recognised when it is "probable" that the benefit can be realized. Under AGAAP, carry forward tax losses can only be recognized when tier recovery is considered to be virtually certain.

  After assessing the major changes relating to the transition to AIFRS, the Company is now in the process of quantifying these differences.

- *Foreign Currency* – Under the AASB 121 "The effects of changes in foreign exchange rates", each individual entity within the group must determine its functional currency and measure its results and the financial position in that currency.

  An entity is required to translate its results and financial position from its functional currency into a presentation currency using the method required for translating a foreign operation for inclusion in the reporting entity's financial statements. Under this method, assets and liabilities are translated at the closing rate, income and expenses are translated at the exchange rate at the dates of transactions. For the company the functional currency is likely to be AUD. Management has yet to determine the functional currency of the US subsidiaries and therefore the impact of this standard at the date of transition to AIFRS; and

- *Share-based Payments* Under AASB 2: "Share-based Payments", the company will be required to determine the fair value of options granted to employees as remuneration and recognise an expense in the Statement of Financial Performance. AASB 2 is not limited to options and also extends to other forms of equity-based remuneration. It applies to all share-based payments issued after 7 November 2002 which have not vested prior to 1 January 2005.

  There is no impact on transition since all of the company's options granted prior to the date of transition had vested prior to 1 January 2005. The company is in the process of determining the impact for the financial year ended 30 June 2005 of the granted options to employers under the Employee Share Option Plan during the year.

NOTE 22. SEGMENT INFORMATION

The company operates in one industry, namely the aquaculture industry, in one geographical segment, namely the United States of America.

NOTE 23. EXPENDITURE COMMITMENTS

Finance Leases

	CONSOLIDATED		PARENT ENTITY	
	2005 $	2004 $	2005 $	2004 $
Minimum lease payments:				
- Not later than one year	50,443	-	-	-
- Later than one year and not later than five years	46,239	-	-	-
Total minimum lease payments	96,682	-	-	-
- Future finance charges	(10,695)	-	-	-
- Lease liability	85,987	-	-	-
Current liability	43,581	-	-	-
Non current liability	42,406	-	-	-
	85,987	-	-	-

The finance commitment is for equipment used in the aquaculture plant the lease matures on May 2007, the interest rate is 12%.

NOTE 24. EMPLOYEE BENEFITS

Employee Share Option Plan (ESOP)

An employee share scheme has been established where the Company may, at the discretion of the board, grant options over the ordinary shares of Australis Aquaculture Limited to directors, executives and certain members of staff of the consolidated entity. The options, issued for nil consideration, are granted in accordance with performance guidelines established by the directors of Australis Aquaculture Limited. The options cannot be transferred and will not be quoted on the ASX.

(a) ESOP Options granted during the reporting year

The following summarises information about options issued to employees during the financial year, there were no ESOP options issued prior to this allotment;

Grant Date	30 August 2004
Number	470,000
Vesting Date	30 August 2005
Expiry Date	30 August 2008
Weighted average exercise price	$0.40

(b) ESOP Options exercised

Nil

(c) ESOP Options held at the end of the reporting year

The following summarises information about options held by employees as at 30 June 2004;

Number of options	Grant Date	Vesting Date	Expiry Date	Weighted average exercise price
470,000	30 August 2004	30 August 2005	30 August 2008	$0.40

DISTRIBUTION OF SHARES as at 26 September 2005

Distribution of holdings	Fully Paid Shares Number of holders	Options Number of holders
1-1,000	56	-
1,001 – 5,000	254	-
5,001 – 10,000	286	-
10,001 – 100,000	310	8
100,001 and over	45	5
	951	**13**

20 LARGEST SHAREHOLDERS as at 26 September 2005

Fully Paid Shares

Holder	Shares	%
Bulleen Pty Ltd (G S Graham Family A/C>	7,900,000	14.49
National Nominees Limited	6,293,100	11.54
Drumfochar Pty Ltd	3,000,000	5.50
David O'Sullivan Aquatrust A/C	2,500,000	4.58
Joshua Goldman	2,377,983	4.36
RBC Services Australia Nominees Pty Limited	2,300,00	4.22
Citicorp Nominees Pty Ltd	2,210,552	4.05
Mass Fin Tech LLC	1,726,781	3.17
WSF Pty Ltd	1,684,242	3.09
Mirrabooka Investments Limited	985,000	1.81
Citicorp Nominees Pty Limited	800,000	1.47
Rosendorff Diamond Jewellers Pty Ltd	700,000	1.28
William Paul Brooks	600,000	1.10
State One Holdings Pty Ltd	587,900	1.08
JP Morgan Nominees Australia Ltd	551,500	1.01
David Creighton Gellatly & Evelyn May Gellatly	500,000	0.92
Vilson Pty Ltd	500,000	0.92
Boldbow Pty Ltd	478,641	0.88
Health Super Pty Ltd	470,000	0.86
Stuart Young Craig	450,000	0.83
	36,615,699	**67.16**

Options

Holder	Shares	%
Joshua Goldman	2,000,000	36.56
Alistair Cowden	1,100,000	20.11
David O'Sullivan	1,000,000	18.29
Stewart Graham	900,000	16.45
	5,000,000	**91.41**

SUBSTANTIAL SHAREHOLDERS

	Fully Paid Shares	%	Options	%
Acorn Capital Limited	8,140,000	14.99	-	-
Bulleen Pty Ltd < G S Graham Family A/c>	7,900,000	14.49	900,000	16.45
Drumfrochar Pty Ltd	3,160,000	5.50	1,100,000	20.11

VOTING RIGHTS

Each shareholder is entitled to receive notice of and attend and vote at general meetings of the company. At a general meeting, every shareholder present in person or by proxy, representative or attorney will have one vote on a show of hands and on a poll, one vote for each share held. Any shares which are not fully paid shall be entitled to a fraction of a vote equal to that proportion of a vote that the amount paid on the relevant share bears to the total issue price of the share.

AUSTRALIS

END